LATHAM & WATKINS LLP
Michele D. Johnson (Bar No. 198298)
Jordan D. Cook (Bar No. 293394)
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626-1925
T: (714) 540-1235 / F: (714) 755-8290
michele.johnson@lw.com
jordan.cook@lw.com

Colleen C. Smith (Bar No. 231216)
12670 High Bluff Drive
San Diego, California 92130
T: (858) 523-5400 / F: (858) 523-5450
colleen.smith@lw.com

Attorneys for Plaintiff Masimo Corporation

[Additional Counsel Listed on Signature Page]

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

MASIMO CORPORATION

Plaintiff,

v.

POLITAN CAPITAL MANAGEMENT LP, POLITAN CAPITAL MANAGEMENT GP LLC, POLITAN CAPITAL PARTNERS GP LLC, POLITAN CAPITAL NY LLC, POLITAN INTERMEDIATE LTD., POLITAN CAPITAL PARTNERS MASTER FUND LP, POLITAN CAPITAL PARTNERS LP, POLITAN CAPITAL OFFSHORE PARTNERS LP, QUENTIN KOFFEY, MICHELLE BRENNAN, MATTHEW HALL, AARON KAPITO, WILLIAM JELLISON, DARLENE SOLOMON,

Defendant(s).

Civil Action No. 8:24-cv-01568-JVS-JDE

PLAINTIFF'S SUPPLEMENTED MEMORANDUM OF POINTS & AUTHORITIES IN SUPPORT OF MOTION FOR PRELIMINARY INJUNCTION

Hearing Date: September 9, 2024
Time: 1:30 PM
Courtroom: 10C
Honorable James V. Selna

REDACTED VERSION OF DOCUMENT PROPOSED TO BE FILED UNDER SEAL

CONTENTS

TABLE OF AUTHORITIES

Page(s)

CASES

STATUTES

RULES

REGULATIONS

I. INTRODUCTION

Masimo stockholders face a monumental decision in less than four weeks: should Masimo's independent board, led by the Company's inspirational founder, Chairman, and CEO, Joe Kiani, run the Company, or should stockholders allow Politan and its predatory founder and activist investor, Quentin Koffey, to take full control of the Board with only 9% ownership of Masimo? Under the federal securities laws, the stockholders must be allowed to make this decision based on truthful information and facts, not misrepresentations. Expedited discovery has conclusively revealed that Koffey and his New York-based hedge fund, Politan, made false and misleading statements in their Proxy Materials as part of a multi-year plan to gain control of Masimo on false pretenses, while depriving Masimo's stockholders of a valuable control premium (often 20%-40% above the trading price). If Masimo stockholders vote for Politan's director nominees based on misrepresentations, the harm will be irreparable.

Discovery has shown that Politan and Koffey—while a Masimo director with fiduciary duties to all stockholders—[redacted] Moreover, Koffey and Politan [redacted] They lied by denying they were trying to take control of the Company. They made up stories about not being onboarded properly and being denied access to information. And they misrepresented potential strategic transactions that could have unlocked value for all of Masimo's stockholders—because what was good for the Company's stock price was bad for their chances of winning the proxy contest.

Their lies mattered. Shareholder advisory services Institutional Shareholder Services ("ISS") and Glass Lewis parroted Koffey's lies in recommending that

stockholders vote in favor of Politan's slate. Stockholders are at risk of believing the misrepresentations. Court intervention is necessary to prevent Koffey and Politan from taking control by misleading Masimo's stockholders. The harm would be irreparable once Koffey and Politan are empowered to undertake all manner of corporate actions that cannot be unwound. As the Supreme Court has instructed, "in corporate control contests the stage of preliminary injunctive relief, rather than post-contest lawsuits, is the time when relief can best be given." *Piper v. Christ–Craft Indus.*, 430 U.S. 1, 42 (1977). The relief Masimo seeks is simple—an order enjoining Koffey and Politan from voting any proxies they solicited until they correct their false statements.

II. STATEMENT OF FACTS

A. Kiani Founds Masimo In His Garage 35 Years Ago

Kiani founded Masimo in 1989, growing the company from a garage start-up into a successful public company that generates $2 billion in annual revenue. Ex. 106. Since going public in 2007, Masimo has delivered average annual revenue growth of 12%, more than double the market growth rate. Ex. 105.

B. Self-Described "Veteran Activist" Koffey Launches Hedge Fund And Immediately Targets Masimo

Koffey started Politan three years ago in New York. Ex. 8, -16. Koffey has never held a senior management position at any medical or consumer technology company (or any public company), has no prior investment experience in the medical device industry, and had no public company board experience before joining Masimo's Board in 2023. *See id.*; Ex. 4, -275-277. Koffey and Politan have launched proxy contests against Centene Corporation and Azenta Life Sciences, both of which have since underperformed. *Id.*

In February 2022, Masimo's stock price fell after announcing its acquisition of consumer-technology company Sound United, and Koffey saw an opportunity to eventually take control of Masimo. [redacted]

[redacted]

[redacted].

Politan finally filed a Schedule 13D on August 16, 2022, revealing it had been quietly accumulating $750 million worth of Masimo stock for months—apparently through swaps and derivative instruments to avoid SEC reporting requirements—and now owned 8.4% of the Company. *See* Ex. 101; Ex. 7; *see also* Ex. 94, 177:2-178:11. Notwithstanding its direct marketing and fundraising efforts, Politan never disclosed in its Schedule 13D that [redacted]

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[1] In correspondence with the SEC in 2023 about the sufficiency of these disclosures, Politan assured the SEC that the funds used to acquire Masimo stock came from Politan's general fund and not from a special purpose vehicle that was specifically targeting the purchase of Masimo stock. Discovery in this action has shown that Politan was, in fact, fundraising for the specific purpose of buying Masimo stock. As Politan's proxy filings reveal, the vast majority of its acquisition of the Masimo derivatives occurred in the months immediately *after* the June 2022 "Single Investment" presentation. *See* Ex. 84, Schedule I, I-1, I-2; Ex. 86, Schedule I, I-1, I-2.

In April 2023, Politan nominated Koffey and Brennan to fill the two open Board seats. Both were elected. Ex. 8, -11; Ex. 86, -6.

C. Koffey Arrives On Board With No Intent To Work Constructively

1. Koffey And Politan Recruit Former Masimo Employees, Some Of Whom Later Appear As "Confidential Witnesses" Against Masimo

Less than two months after Koffey joined the Masimo Board, the Company was named in a securities class action lawsuit. The stockholder plaintiffs in that case alleged that Masimo misled investors about its financial performance in the second quarter of 2023. *See Vazquez v. Masimo Corp.*, No. 23-cv-01546-L-DEB (S.D. Cal. Aug. 22, 2023). Two weeks later, Masimo instructed Koffey to preserve all documents relating to the lawsuit. *See* Ex. 102, -941; Ex. 94, 311:22-313:4.

Shortly after learning about the lawsuit, Koffey's Politan partner Aaron Kapito [redacted]

[redacted]

[redacted]

[redacted]

[redacted]

Koffey—a *sitting director*—did not inform either the Board or anyone at Masimo that [redacted].

Less than four months after Politan privately [redacted] the stockholder plaintiffs in the securities class action filed an amended complaint. That complaint expanded the class period to cover (among other periods) 4Q22, 1Q23, and 2Q23—the same periods Politan [redacted] *See, e.g.*, *Vazquez*, Dkt. 28, ¶¶ 44, 46 (describing CW-4 as a "Remote Patient Monitoring Specialist" from December 2020

to June 2022, and CW-6 as "Territory Manager for Alternate Care, Great Lakes West" from June 2011 to April 2023). In a follow-on derivative lawsuit, the plaintiffs, represented by Wolf Haldenstein Adler Freeman & Herz LLP, cited these same former employees in their complaint. *See Himmelberger v. Kiani*, No. 24-cv-00868 (S.D. Cal. May 16, 2024), Dkt. 1, ¶¶ 32, 34 (describing FE 4 as a "Remote Patient Monitoring Specialist" from December 2020 to June 2022 and FE 6 as "Territory Manager for Alternate Care, Great Lakes West" from June 2011 to April 2023).

2. Masimo Extensively Onboards Koffey And Brennan

Koffey and Brennan's statements in their proxy materials (the "Politan Proxy Materials")[2] that they were somehow not properly onboarded is belied by the facts. First, neither director has any meaningful point of comparison: Koffey has *no* prior public company board experience, and Brennan has served on only two public company boards, one of which she served on behalf of activist shareholders. Ex. 93, 10:16-12:2; Ex. 94, 97:4-5. According to Bob Chapek,[3] a Masimo director with substantial board and management experience, Masimo's onboarding process for directors is robust. Chapek Decl. ¶ 6.

Shortly after joining Masimo's Board, Koffey sent Masimo's General Counsel, Tom McClenahan, an "initial" list of items that Koffey wanted to review for his onboarding. McClenahan promptly shared those voluminous materials, including board books and minutes from prior meetings, engagement letters with advisors, organizational charts, forecasts by product platform, and quarterly

[2] The Politan Proxy Materials consist of: (1) The Preliminary Proxy Statement filed on June 3, 2024; (2) the Definitive Proxy Statement filed on June 21, 2024; (3) the Investor Letter regarding Politan's proxy campaign released on June 26, 2024; (4) the Investor Presentation released on June 26, 2024; (5) the "Correcting the Record" Investor Presentation released on July 1, 2024; (6) the letter released by Michelle Brennan urging a "cultural reset" in the Company's boardroom on July 11, 2024; and (7) the August 6, 2024 amendment to the Definitive Proxy Statement.

[3] Chapek is the former Chief Executive Officer of The Walt Disney Company (including serving on its board of directors), and spent nearly 30 years at Disney.

financial updates. Exs. 12, 13; McClenahan Decl. ¶¶ 3-6; *see also* Ex. 19. Masimo made its outside advisors available to Koffey and Brennan, and they met with Masimo's financial advisor, Morgan Stanley. Ex. 18; Collins Decl. ¶ 2.

In the months that followed, while Politan pumped [redacted] (*supra* Section II.B), Koffey and Brennan continued to receive detailed information about the Company from management. Ex. 24, -102 [redacted], -106-11; *see also* Young Decl. ¶ 7.

In October 2023, Young presented the Board with a detailed management plan for 2024 and long-range plans through 2033, and then shared the materials with Koffey. Exs. 33, -130; [redacted], -1132.

Koffey further received extensive onboarding materials related to his role on Masimo's Audit Committee. Ex. 36. Masimo's VP of Internal Audit, Michael Palumbo, offered Koffey a "deeper dive on [his] [Audit Committee] slides." Ex. 37. Koffey and Palumbo spoke for over an hour and addressed Koffey's questions. Palumbo Decl. ¶ 4, 6-7. Palumbo also offered to meet with Brennan, a meeting *Brennan* eventually cancelled. Ex. 47.

Koffey and Brennan had ample opportunity to meet with and receive information from the COO for Healthcare, Bilal Muhsin, and COO for Consumer, Blair Tripodi, who presented detailed operating plans and major initiatives for their businesses. *See supra* Section II.C; Ex. 41.[4] The Politan Proxy Materials nevertheless state that Koffey and Brennan were never given access to the head of U.S. sales. Ex. 86, -7. As Chapek testified, however, the Board had ample access to management and, in fact, the bosses to whom the head of U.S. sales reports met with the Board. Ex. 95, 172:13-174:13.

Koffey's requests were unusual. According to Chapek, "I had never seen in my three years of being on the Disney board a board member asking for that much

[4] On February 13, 2024, the financial guidance for 2024 was approved by the Board, and the short- and long- term financial targets for executive compensation were approved by the compensation committee.

information, that specific of information, and that detailed level of information." Ex. 95, 66:21-67:2; *see also* McClenahan Decl. ¶ 8; Palumbo Decl. ¶ 9.

3. The Company Presents FY 2024 Budget To The Board

The Politan Proxy Materials state that the Board did not see a draft or final budget for FY 2024. Ex. 86, -7. The opposite is true. In October 2023, management presented the preliminary budget for 2024 and the next five years. Ex. 92, 286:6-18. At the February 13, 2024 Board meeting, Masimo's management presented the Company's operating plan, *i.e.*, the budget. Ex. 95, 97:5-10. Chapek testified that anyone who had a "reasonable understanding of, you know—a very cursory understanding of business" would recognize that the materials presented to the Board were the Company's budget and operating plan. *Id.*, 100:12-19. Chapek added: "This is the first time in my nearly 40-year career that there has been some perceived level of ambiguity as to what a budget is or what a plan is." *Id.*, 102:12-15, 104:22-25. Chapek applauded management for the information presented and the quality of the reports. *Id.*, 67:4-21.

4. Koffey And Brennan Refuse To Sign 10-K

Koffey and Brennan received all the information they could reasonably need to sign Masimo's 10-K. But they refused, because signing was inconsistent with their efforts to win their proxy fight. *See* Mikkelson Decl. ¶¶ 3-4.

By late February all of the independent directors were prepared to sign the 10-K, except Koffey and Brennan. In an attempt to address whatever ambiguous, purported concerns Koffey had, Masimo management met with Koffey for hours on Saturday, February 24, 2024, and spent Sunday and Monday preparing for additional presentations on Tuesday. Palumbo Decl. ¶ 8; McClenahan Decl. ¶ 10. At these meetings, the operating heads of major businesses each made lengthy presentations. Ex. 95, 33:7-10. The Board, including Koffey, was provided ample opportunity to ask questions. *Id.*, 33:4-6, 11-14. Koffey and Brennan did not have additional questions after those presentations, but still refused to sign. The remaining directors

ultimately approved and signed the 10-K. Koffey admitted that while all of his questions had been answered, "his lawyers had told him it would not look good if he had criticized the lack of information he had received and then signed the Form 10-K." Chapek Decl. ¶ 11.

5. Koffey Manipulates Plans For A Potential Spin-Off

Koffey engaged in a pattern of manipulation regarding a potential spin off of Masimo's Consumer Business and the related special committee ("Committee") process. He lied about who proposed key terms (to create the appearance that Kiani was prioritizing his interests over stockholders); he lied about the extent of his negotiations with Kiani before the Committee was established (to shift the Committee's role from evaluating only targeted aspects of the proposed transaction to renegotiating entirely); and he lied about the Committee process itself.

On January 29, 2024, Kiani and Koffey met to discuss a proposed spin-off of Masimo's Consumer Business. Ex. 92, 122:10-24. Both expressed general support for the idea. *Id.*, 123:17-19. During that meeting, Koffey suggested that Kiani obtain control of the proposed spun-off entity ("SpinCo") through the issuance of high-vote stock and depart from the existing Masimo entity ("RemainCo"), triggering Kiani's change-in-control payment under his employment agreement. *Id.*, 122:25-123:5, 124:6-8. This structure would enable Koffey to oust Kiani from Masimo, while allowing Kiani an exit strategy. *Id.*, 123:11-16.

Shortly after, Koffey hand-delivered a term sheet to Kiani memorializing their agreed-upon terms, including Kiani's change-in-control payment being "triggered" by the transaction and Kiani's "control" of SpinCo through "either high vote stock or 50+%." Ex. 54, -486; Ex. 92, 124:11-13, 128:21-22, 133:17-21. Koffey also agreed to support, at the Board level, three handwritten additions (proposed by Kiani) concerning *employees'* change-in-control provisions, and the transfer of cash and Masimo's headquarters to SpinCo. Ex. 54, -486; Ex. 92, 124:14-16, 130:10-131:5.

[redacted]

At a dinner with several other directors on February 12, 2024, Koffey represented that he and Kiani had reached agreement on the spin-off terms. *See* Reynolds Decl. ¶¶ 5-6. Koffey outlined the terms, which mirrored those Kiani had described to board member Craig Reynolds after the January 29 meeting, including Kiani's entitlement to a change-in-control payment and control of SpinCo. *Id.*

[redacted]

When the Committee was formed, Koffey had already begun working behind the scenes to advance his own interest for Politan's forthcoming proxy contest, contrary to the goals he had represented to the Board. *See* Ex. 93, 34:2-12. [redacted]

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5 [redacted]

[redacted] Koffey then carefully controlled the flow of information and used the Committee's advisors to advance his own views—[redacted] Importantly, the term sheets exchanged between Koffey and Kiani in early February *were never distributed to the rest of the Committee*. Ex. 92, 173:8-17; [redacted]; Reynolds Decl. ¶ 11.

With the Committee in place, [redacted]

Koffey's significant pivot was noticeable and immediately caused concern. Reynolds and Classon believed the Revised Term Sheet was inconsistent with the February 13 Board meeting, and doubted SpinCo's viability. Ex. 88; Ex. 92, 167:24-168:4, 168:19-23; Reynolds Decl. ¶ 9. In response, Koffey claimed that the Revised

[6] S&C seemed to take direction directly from Koffey, rather than the Committee as a whole, leading to frustration among other Committee members regarding their roles. Throughout its representation, Koffey was the Committee's primary liaison with S&C. [redacted])

Term Sheet was consistent with his conversations with Kiani. Reynolds Decl. ¶ 10. Having not received copies of the earlier term sheets, Reynolds and Classon reluctantly agreed to send the new term sheet to Kiani on the condition that Koffey call Kiani to preview it. Ex. 92, 168:5-168:9, 170:12-14, 171:1-6; Ex. 88; Reynolds Decl. ¶¶ 10-11. [redacted]

After receiving the Revised Term Sheet, Kiani called Koffey to express his frustration that it represented an entirely different transaction and made SpinCo unviable. Ex. 92, 181:25-182:15. Koffey falsely claimed that the term sheet reflected the entire Committee's views. *Id.*, 169:15-20, 181:17-24. Kiani then contacted Reynolds and Classon, who confirmed they had never seen the original February term sheets and shared his concerns. *Id.*, 169:6-10, 169:21-23, 173:8-17; Reynolds Decl. ¶¶ 11-12; [redacted] After Kiani provided them with the original term sheets, Ex. 92, 174:6-8; Reynolds Decl. ¶ 11, he attempted to salvage the agreement, including by making significant concessions regarding control, but Koffey refused to engage. Ex. 92, 184:10-185:1; Ex. 95, 233:10-234:14; Ex. 88.

Notwithstanding these facts, the Politan Proxy Materials portray the Committee, and by extension Koffey, as having "protected" Masimo stockholders against Kiani's self-interested SpinCo transaction demands—when in fact it was Koffey who proposed the terms. *See* Ex. 84, 10-11; Ex. 86,9-10.

6. Masimo Considers Other Avenues To Increase Stockholder Value

After his bait-and-switch collapsed the Special Committee, Koffey continued to develop the false narrative that Kiani was obstructing corporate governance [redacted] third-party investor [redacted] [redacted]

[redacted]

The Board met on March 22, 2024, where "the Board authorized management to evaluate the separation of the Company's consumer business"—separate from the proposed spin-off that was under the purview of the Committee. Ex. 58. The Board also authorized the Company to "issue a press release after the Meeting to announce the evaluation," *id.*, which the Company issued later that same day. *See* Ex. 59. Masimo's stock price spiked 14% in after-hours trading on the news. Ex. 68.

7. Koffey And Politan Rush To Block Separation Of Consumer Business Ahead Of Stockholder Meeting

But a stock price spike and successful separation would undermine Koffey's efforts to take control, so he sprang into action. [redacted]

Before trading hours on Monday, March 25, 2024, Politan announced its nominations, resulting in an immediate 9% stock drop. Ex. 67; Ex. 68.

Koffey continued to stall the Potential JV and lie about its terms. [redacted] Ex. 73. Unconcerned with enhancing stockholder value, Koffey demanded that the Board "vote to resolve that the Company will not enter into any binding agreements relating to the separation and/or JV of the Consumer Business before the conclusion of the 2024 annual meeting of shareholders." Ex. 72.

Because [redacted] expressed concerns about Koffey and Brennan specifically, [redacted] "was concerned" that the Politan Directors would "disclose [its] name publicly in order to stifle the potential transaction in advance of Masimo's stockholder meeting." Muhsin Decl. ¶ 4. [redacted]

Despite Koffey and Brennan's refusal, on May 8 Kiani asked the Board to meet the following week to discuss the Potential JV. Ex. 79. Rather than wait for the Board meeting, that afternoon Koffey served Masimo with a Section 220 Demand (the "Demand"), purporting to seek the very same information regarding the Potential JV that he was set to receive just a week later. Ex. 78. He then publicized his Demand. Ex. 75.

As planned, on May 13, 2024, all members of the Board were informed of [redacted] identity and provided with 75 pages of materials about the Potential JV, including a non-binding term sheet, a proposed exclusivity agreement, and preliminary structural and financial analyses. Ex. 80, [redacted]. Koffey and Brennan urged the Board to delay any further assessment until after the annual meeting, presumably to prevent Masimo from negotiating a favorable deal that might harm the Politan slates' election chances. *Id.*

[redacted]. Koffey and Brennan still refused to vote for the extension.

D. Masimo's Stockholders Will Decide The Future Of The Company on September 19, 2024

Masimo's 2024 Annual Meeting of Stockholders, where the future of the Company will be decided, is set for September 19, 2024. If the Politan slate wins, Politan and Koffey will control four Board seats and therefore the majority of the Board.

III. ARGUMENT

A preliminary injunction is proper when, as here, (1) Masimo is likely to succeed on the merits; (2) Masimo is likely to suffer irreparable harm without preliminary relief; (3) the balance of equities tips in Masimo's favor; and (4) an injunction is in the public interest. *See Winter v. Nat. Res. Def. Council*, 555 U.S. 7, 20 (2008). Masimo meets these four required elements for its Section 14(a) and SEC Rule 14a-9 claims. Injunctive relief is necessary to prevent Koffey and Politan from executing their takeover through stockholder votes obtained through false and misleading proxy materials.

A. Masimo Is Likely To Succeed On The Merits

Section 14(a) was intended "to promote the free exercise of the voting rights of stockholders by ensuring that proxies would be solicited with explanation to the stockholder of the real nature of the questions for which authority to cast his vote is sought." *Mills v. Elec. Auto-Lite Co.*, 396 U.S. 375, 381 (1970) (quotation omitted). A proxy statement violates Section 14(a) if (1) it contains "a material misrepresentation or omission which (2) cause[s] the plaintiff injury and (3) [] the proxy solicitation itself, rather than the particular defect in the solicitation materials, was an essential link in the accomplishment of the transaction." *N.Y.C. Emps.' Ret. Sys. v. Jobs*, 593 F.3d 1018, 1022 (9th Cir. 2010) (quotation omitted), *overruled on other grounds by Lacey v. Maricopa County*, 693 F.3d 896 (9th Cir. 2012). Each element is satisfied here.

1. The Politan Proxy Materials Are False And Misleading

Masimo is likely to prove that the Politan Proxy Materials contain false and misleading statements and omissions and that there is a substantial likelihood that a reasonable stockholder would consider them "important in deciding whether to vote" for the Politan slate. *Allergan, Inc. v. Valeant Pharms. Int'l, Inc.*, 2014 WL 5604539, at *15 (C.D. Cal. Nov. 4, 2014). A reasonable stockholder would find it important that the Politan directors were, for example, purposefully sabotaging strategic deals that could increase stockholder value, and recruiting "confidential witnesses" who then appear in complaints *against* the Company and the Board. *See Mind Med. (MindMed) Inc. v. Freeman*, 2024 WL 729260, at *2, *4 (S.D.N.Y. Feb. 22, 2024) (complaint pled material misstatements where proxy "materials assert that the defendants 'attempted to engage constructively with the Board'" but omitted that defendants in fact declined to participate in director selection process).

The Politan Proxy Materials contain a number of misrepresentations and omissions that warrant correction to ensure a fully informed stockholder vote:

(i) The Politan Proxy Materials Fail to Disclose That Politan Secretly Identified and Recruited Confidential Witnesses to Undermine Masimo. In four weeks of expedited discovery, Masimo has been unable to prove that Koffey worked directly with law firms representing plaintiffs in pending stockholder actions against the Company. The deponents denied any such contact, and the investigators [redacted] *See* Ex. 107, 44-45.[7]

[7] Masimo hired [redacted] to conduct an investigation in connection with Koffey's proxy contest. [redacted] Ex. 110. [redacted]

[redacted]

Given the fast pace of a proxy contest and stockholder vote, Masimo was compelled to seek immediate relief to remedy the misstatements in Politan's proxy filings. [redacted]

But discovery *has* revealed direct links between Politan's public statements in support of its proxy contest and the litigation filed by lawyers including Wolf Haldenstein. In Politan's PowerPoint presentation filed with the SEC, Politan urged stockholders to vote for its director candidates because of pending "whistleblower" lawsuits against Masimo. Ex. 113 at 68. According to Politan, reasons to vote in its

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[redacted]

favor include the securities class action. Politan features a screenshot of the securities class action complaint in its presentation, and quotes a former employee cited in that complaint (and in the companion derivative complaint) in order to question Masimo's financial reporting in the second quarter of 2023. Politan uses that former employee to falsely suggest the Company was improperly discounting its products and channel stuffing.

Koffey and Politan have concealed [redacted] *See supra* Section II.C.1. Koffey and Politan omit that they [redacted] Ex. 32. Neither Koffey nor Politan ever told Masimo or investors that while Koffey served on the Board, he was secretly [redacted] Parading the allegations in the pending lawsuits as a reason to vote for his director candidates is false and misleading without also [redacted] Stockholders should know that one of their directors has been secretly [redacted]

(ii) The Politan Proxy Materials Fail To Disclose Investor Information Required By Rule 13D. Item 3 of Section 13(d) of the Exchange Act provides that "if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto" must be disclosed. Ex. 103; *see also* 17 C.F.R. § 240.13d-101. Politan's 13D filings do not satisfy any of Section 13(d)'s requirements. These material misrepresentations and omissions in its Schedule 13D Filings—which it has left uncorrected—can serve as the basis for a Section 14(a) claim. *See Mason-Dixon*

Bancshares, Inc. v. Anthony Invs., Inc., 1997 U.S. Dist. LEXIS 23638, at *14-18 (D. Md. Feb. 28, 1997) (finding likelihood of success on merits of Section 14(a) claim based on material omissions in Schedule 13D filings).

First, Section 13(d) requires investors to inform the market if they intend to take control of a company, as Politan planned to do here. 17 C.F.R. § 240.13d-101, Item 4; *see also supra* Section II.B. But instead of doing so, Politan declined to reveal its strategy. *See* Ex. 7. Indeed, when the SEC inquired with Politan in 2023 about its investment in Masimo, Politan assured the SEC that the money for the Masimo investment was coming from its general fund with purely passive investors, and was not being used to target control of the Company. In reality, and unbeknownst to the SEC, [redacted], Politan went on to acquire the vast majority of its derivatives and other interests in Masimo, which served as the launch pad for its subsequent proxy contests and efforts to take control. Yet, in both its correspondence with the SEC and its Schedule 13D, Politan omitted its plans to take over the Company. *Id.*

Second, Politan's Schedule 13D Filings do not comply with Item 3 of Regulation 13D, which requires disclosure of "the source and the amount of funds," including "a description of the transaction and the names of the parties thereto." 17 C.F.R. § 240.13d-101, Item 3. Politan identified the source as "derived from the capital of the Politan Funds." Ex. 7. [redacted] It failed to do so.

Third, Politan failed to comply with Item 6, which requires disclosing the existence of contracts or other relationships related to its investment in Masimo and "the persons with whom such contracts, arrangements, understandings or relationships have been entered into." 17 C.F.R. § 240.13d-101, Item 6. Politan's

Schedule 13D disclosures claim that, besides the stock swaps, Politan had "no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of" Masimo. Ex. 7. [redacted]

(iii) The Politan Proxy Materials Misrepresent the Potential Spin-Off and Koffey's Manipulation of the Special Committee. The Politan Proxy Materials falsely claim that Kiani proposed the transaction on terms favorable to himself, the Committee proposed different terms, and Kiani then killed the deal and disbanded the Committee when he didn't get his way. *See* Ex. 84 at 10-11; Ex. 86 at 9-10. These misrepresentations falsely portray Kiani as self-serving, suggesting that he was primarily interested in securing his own control and compensation, when in reality, *Koffey* was the one pushing for these terms so Politan could gain control over RemainCo. Ex. 92, 122:15-123:16; 124:6-8; 127:2-13. The Board did not form the Committee because Kiani proposed a series of self-serving terms; rather, the potential conflict existed only because *Koffey* proposed these terms, agreed to them, and then sold the Board on them.[8] Defendants' misrepresentation distorts the true nature of the discussions and agreements, misleading stockholders about the origins and intentions behind the spin-off proposal.

Politan's Proxy Materials also misleadingly omit that Koffey controlled the Committee process—and relatedly falsely state that the Revised Term Sheet reflected the Committee's "unanimous[] agree[ment]" and "independent position." Ex. 84, -11. In reality, the views expressed purportedly by the Committee and its advisors were, in fact, Koffey's views. [redacted]

[redacted]

[redacted] Koffey recognized that if a spin-off were accomplished prior to the 2024 annual meeting, his main purported justification for his proxy campaign—to ensure that a transaction involving the Consumer Business was overseen by a Board composed of a majority of Politan directors—would become irrelevant. Ex. 86, -15.

The evidence shows that Koffey procured Classon's and Reynolds's reluctant agreement to send the Revised Term Sheet to Kiani only after falsely assuring them that Kiani was on board with the new terms, and by withholding the actual term sheets the parties had exchanged in February. Ex. 92, 168:5-168:9, 170:12-14, 171:1-6; Ex. 88; Reynolds Decl. ¶¶ 9-11. Classon and Reynolds only agreed to send the Revised Term Sheet to Kiani on the condition that Koffey first discuss the terms with Kiani, which Koffey never did. Ex. 92, 167:24-168:9, 167:22-24, 179:18, 168:19-169:23; Ex. 93, -56-57. Koffey's actions undermined the spin-off process, sabotaging a potentially value-maximizing deal for Masimo's stockholders, for the purpose of aiding his forthcoming proxy contest. By manipulating the Special Committee and presenting a term sheet that did not reflect the agreed-upon terms, Koffey created confusion and mistrust among the board. Ex. 92, 189:25-16; Ex. 88. The failed spin-off process had significant consequences, as it prevented the Company from pursuing a strategic transaction that could have unlocked substantial value for stockholders. Ex. 92, 160:9-16, 167:24-168:9, 173:11-174:3, 184:10-185:1; Ex. 93, -57-58.

(iv) The Politan Proxy Materials Fail To Disclose and Misrepresent Politan and Koffey's Work To Delay and Defeat Other Stockholder Value-Maximizing Transactions. The Politan Proxy Materials falsely claim Masimo

"refused to disclose" the Potential JV Partner's identity to the Board until Koffey made his Demand on May 8, 2024. Ex. 84, -11-13; Ex. 86 -10-12. Not so. [redacted] given its concern that the Politan Directors would "disclose [its] name publicly in order to stifle the potential transaction[.]" Muhsin Decl. ¶ 4. Ex. 79; Ex. 92, 211: 11-16. At no point did Kiani refuse to provide these details, even after Koffey and Brennan refused to sign the NDA: instead, that same day Kiani asked the Board to meet the next week to further discuss the Potential JV. Ex. 79. Koffey *thereafter* sent the Demand, demanding information on the Potential JV, Ex. 78, information he was already set to and did receive just a week later. Ex. 80].

The Politan Proxy Materials falsely claim that Kiani signed a term sheet with [redacted] "without providing any information to the Board." Ex. 89, Slide 15. However, on April 30, Kiani "reviewed the key terms being discussed with the Potential JV Partner, including the Potential JV Partner's valuation of the assets proposed to be contribution by the Company to the joint venture." Ex. 73. It was not until May 7 that Masimo entered into a *non-binding* term sheet with [redacted]. Likewise, Politan's statement that "on May 16, 2024, the Board was for the first time provided with the name of the joint venture partner" is also false. Ex. 86. The Board was provided ample information about the JV, [redacted] on May 13, three days before the May 16 Board meeting.

The Politan Proxy Materials further falsely claim that "Kiani intends to be Chairman of the new entity." Ex. 87, -6. Again, this is false. [redacted]

(v) The Politan Proxy Materials Falsely State That The Politan Directors Were Not Properly Onboarded. The Politan Proxy Materials falsely allege that the Politan Directors were never "onboard[ed]," did not receive "basic information," were "denied…access to management," and were excluded from Board meetings. Ex. 84, -6-7, 17; *see also* Ex. 87, -2; Ex. 89, -24. These statements are contradicted by the extensive onboarding briefings and information provided to the Politan Directors, which included thousands of pages of Masimo's historical Board materials and numerous meetings with and routine access to Masimo's management team, independent auditor, and outside advisors. *Supra* Section II.C.2. Furthermore, the Politan Directors were invited to, and did attend, all Board and committee meetings since joining the Board. *Id.* Section II.C. Neither their lack of experience nor desire to win the proxy contest justifies Koffey and Brennan's misrepresentations about their onboarding experience.

(vi) The Politan Proxy Materials Falsely State That the Politan Directors Were Not Provided With a Budget. The Politan Proxy Materials falsely claim that the Politan Directors never received budget information. This assertion, which Koffey repeated to ISS and ISS printed, is demonstrably false, as the indisputable evidentiary record makes clear. Ex. 112, -22 ("[T]he dissident reports that the board does not see or approve a budget, is provided with information solely at the CEO's discretion, and is uninformed about basic financials and material risks. . . ."); *supra* Section II.C.3. Masimo stockholders should know the truth: Koffey manufactured this lie to create the appearance of mismanagement and corporate governance issues where none exist.

(vii) The Politan Proxy Materials Fail to Disclose Why The Politan Directors' Refused To Sign The Form 10-K. The Politan Proxy Materials fail to disclose that the Politan Directors refused to sign Company's 2023 Form 10-K even though all of their concerns were addressed. *Supra* Section C.4. The reason was simple: Koffey knew that if the entire Board did not sign the Form 10-K, it would

suggest to stockholders that something was amiss with the Company's financials just months before the stockholder vote at which control of the Company was at stake. *See* Chapek Decl. ¶ 11.

(viii) The Politan Proxy Materials Mischaracterize the Board's Oversight of a Potential Whole-Company Sale Process. Politan's Proxy Materials state that the Board delegated "authority to [] Kiani" to "carry out a sale of the entire company ***without any obligation to provide process updates to the Board***." Ex. 86, -6 (emphasis added). Politan further states that Brennan and Koffey did not "receive a substantive update about the process until the first in-person Board meeting" in October 2023, and that ultimately, Kiani told the Board that he was unable to find a deal on "what he considered to be satisfactory terms." *Id.* These statements are demonstrably untrue.

First, the Board did not delegate to Kiani the authority to carry out a sale of the entire Company, much less the authority to negotiate such a sale with no oversight or input from the Board. Instead, as the June 24, 2023 Board meeting minutes record, the Board made a *limited* delegation of authority to management to: (1) "coordinate with Morgan Stanley on the process for exploring strategic transaction options," including soliciting "potential third party offers," and (2) "retain additional financial and other advisors to assist with exploring and pursuing any such options." Ex. 9. This was an entirely standard delegation to management to undertake a process to explore strategic transactions and engage with potential counterparties. *See City of Ft. Myers Gen. Emps.' Pension Fund v. Haley*, 235 A.3d 702, 721 n.69 (Del. 2020) ("There is nothing inherently wrong with a Board delegating" authority to "negotiat[e] a transaction."). It was *not* an abdication of the Board's authority or ability to review—and ultimately approve—such a transaction, as Politan's disclosure states. And there are no facts to suggest otherwise.

Second, it is not true that the Politan Directors did not "receive a substantive update" before October 31, 2023. Instead, Koffey and Brennan connected with the

Company's lead banker, John Collins, on July 13, 2023—less than three weeks after they joined the Board. Exs. 15, 21. On August 1, 2023, Collins met with the Politan Directors for an hour over Zoom to orient on the strategic alternative review process, which included a potential sale of the whole Company, and answer any questions. Ex. 23; Ex. 22; Collins Decl ¶ 2.

Third, Politan asserts that "Kiani told the full Board that he was unable to find a deal *on what he considered to be satisfactory terms.*" Ex. 86, -6. That statement is materially misleading, as it suggests that Kiani in fact received offers and unilaterally evaluated whether they were "satisfactory." But ***no offers were submitted***: as the February 13, 2024 minutes state, Kiani "informed the Board" that "none of the strategic parties contacted by the Company or its financial advisors" provided a bid. Ex. 41.

2. The Politan Proxy Materials Caused Masimo's Injury And Are An "Essential Link" To The Election Of The Politan Slate

Masimo satisfies the loss causation and transaction causation prongs of the Section 14(a) violation test. As for loss causation, Masimo "was forced to expend unnecessary Company resources in waging a proxy contest against" Politan, a proxy contest which was illegitimate because of Politan's material misrepresentations and omissions. *Enzo Biochem, Inc. v. Harbert Discovery Fund, LP*, 2021 WL 4443258, at *9 (S.D.N.Y. Sept. 27, 2021) (finding loss causation plausibly pled where company incurred significant expenses due to proxy contest necessitated by misleading proxy materials). The Politan Proxy Materials are also an "essential link" to achieving the election of a Politan slate, *see Va. Bankshares, Inc. v. Sandberg*, 501 U.S. 1083, 1100 (1991), as they are necessary for Defendants to vote stockholder proxies. Moreover, the false and misleading Politan Proxy Materials convinced proxy advisory firms to endorse the Politan candidates, in reports that parrot Defendants' lies as facts. *See* Ex. 111, 112; *see also Enzo Biochem, Inc. v.*

Harbert Discovery Fund, LP, 2021 WL 4443258, *10 (S.D.N.Y. Sept. 27, 2021) (concluding plaintiff pled transaction causation where proxy solicitations persuaded proxy advisory firm to endorse defendants' candidates, and solicitations misled majority of stockholders into voting for defendants).

3. Defendants Acted with at Least Negligence

Defendants made the misstatements and omissions in the Politan Proxy Materials with the requisite level of culpability, which for Section 14(a) and Rule 14a-9 is mere negligence. *See In re Maxim Integrated Prods., Inc., Deriv. Litig.*, 574 F. Supp. 2d 1046, 1066 (N.D. Cal. 2008). Under federal securities laws, negligence is a failure to exercise "reasonable prudence." *SEC v. Dain Rauscher, Inc.*, 254 F.3d 852, 856 (9th Cir. 2001). "Section 14(a) requires proof only that the proxy solicitation was misleading, implying at worst negligence by the issuer. And negligence is not a state of mind; it is a failure, whether conscious or even unavoidable …, to come up to the specified standard of care." *Beck v. Dobrowski*, 559 F.3d 680, 682 (7th Cir. 2009) (Posner, J.) (citation omitted). Not only was Politan careless in manufacturing the lies outlined above, it *knew* that its attacks on Masimo and Kiani were not true, and made them anyway. *See, e.g.*, Ex. 51.

B. Masimo And Its Stockholders Will Suffer Irreparable Harm Absent A Preliminary Injunction

Masimo is likely to suffer irreparable harm without a preliminary injunction, *Winter*, 555 U.S. at 20—because Masimo's stockholders would be required to vote on directors in a contest for corporate control based on materially false and misleading proxy materials. Such an election, and any subsequent actions by the Board, cannot be easily unwound or redressed with money damages. Irreparable harm is harm "for which there is no adequate legal remedy, such as an award of damages." *Ariz. Dream Act Coal. v. Brewer*, 757 F.3d 1053, 1068 (9th Cir. 2014). This harm must be imminent, *see Caribbean Marine Servs. Co. v. Baldrige*, 844 F.2d 668, 674 (9th Cir. 1988), a requirement which is easily satisfied here given the upcoming stockholder meeting.

"[I]n corporate control contests the stage of preliminary injunctive relief, rather than post-contest lawsuits, is the time when relief can best be given." *Piper v. Chris–Craft Indus.*, 430 U.S. 1, 42 (1977) (quotation omitted) (citation omitted). "[P]reventing an uninformed shareholder vote through corrective disclosures once the inadequate disclosure is discovered is preferable to sorting out post-vote remedies for uninformed shareholders." *Allergan*, 2014 WL 5604539, at *16. This principle is why courts have repeatedly found that the threat of an uninformed stockholder vote presents an irreparable harm when the vote involves "significant changes to [] corporate governance," including major board elections. *Allergan*, 2014 WL 5604539, at *16; *see also Arcturus Therapeutics Ltd. v. Payne*, 2018 WL 2316790, *8 (S.D. Cal. May 22, 2018) (finding irreparable harm where "shareholders face a vote on a proxy contest without being informed of the truth behind their choices"); *Taseko Mines Ltd. v. Raging River Cap.*, 185 F. Supp. 3d 87, 93-94 (D.D.C. 2016) (finding irreparable harm where uninformed stockholder vote could "significantly affect who wins several director positions"); *St. Louis Police Ret. Sys. v. Severson*, 2012 WL 5270125, *6 (N.D. Cal. Oct. 23, 2012) (similar).

So too here. If Defendants are allowed to vote proxies they solicited in violation of Section 14(a) and if other similarly uninformed stockholders vote for the Politan slate, Politan will have gained majority control of the Board and Masimo on false pretenses—all without providing Masimo stockholders with a control premium. *See Bender v. Jordan*, 439 F. Supp. 2d 139, 176 (D.D.C. July 21, 2006) (finding irreparable harm where there was a threat of an uninformed stockholder vote and a substantial likelihood that allowing the election to go forward "would helplessly complicate matters, perhaps making it impossible to unscramble the eggs") (quotations omitted).

Additionally, Koffey and Brennan are not working to achieve the most value-maximizing deal for the sale of the Consumer Business. Not only have they urged the Board to delay assessment on a Potential JV, which risks losing the highest reasonable price, but Koffey has also said Masimo should give the Consumer Business away for nothing. *See, e.g.*, Ex. 72; Muhsin Decl. ¶¶ 3-4; *see also MONY Grp., Inc. v. Highfields Cap. Mgmt., L.P.*, 368 F.3d 138, 148 (2d Cir. 2004) (finding irreparable harm where uninformed proxy vote "could spell the loss of a business opportunity that (by its nature) can only exist at one point in time and cannot be recovered or repaired with money damages"); *True N. Commcn's Inc. v. Publicis S.A.*, 711 A.2d 34, 44-45 (Del. Ch. 1997) (describing the loss of a unique business opportunity as "the essence of irreparable harm," noting that "the loss of such opportunity cannot be quantified"), *aff'd*, 705 A.2d 244 (Del. 1997). And Koffey's and Politan's connections to the [redacted]—jeopardizes Masimo's defense (and potentially causes financial harm to the Company). *See* Ex. 26 , -142; Ex. 29; Ex. 32; *supra* Section II.C.1.

Politan's lies are already working. Recent Glass Lewis and ISS reports recommend Masimo stockholders vote their proxies in favor of the Politan slate,

citing Defendants' lies as the truth. *See* Exs. 111, 112. If the Politan slate is elected without a fully informed vote, a Politan-run Board would make untold decisions that cannot be unwound easily, if at all. Even if not viewed as a change-of-control scenario (and it is), a newly constituted (but invalid) Board could take any number of material, irreversible actions, including, for example, firing the Company's founder and CEO or pursuing strategic transactions that could forever alter the Company.[9]

Politan's own actions demonstrate this point: in a related action in the Delaware Court of Chancery, Politan sought and obtained a status quo order requiring five days' notice before Masimo could undertake certain strategic transactions on the basis that such a transaction would result in irreparable harm because it "could dramatically, and potentially irreversibly affect the Company before the imminent Annual Meeting." Ex. 99, ¶ 18 (internal quotation marks omitted). The parties are thus in agreement about what constitutes irreparable harm.

C. The Balance Of Equities Favors Masimo

The balancing of equities favors Masimo. *See Winter*, 555 U.S. at 24. Masimo's potential harm is great, as without the limited injunction requested, uninformed stockholders may vote to change control of the Board in Politan's favor. *See, e.g.*, *Lone Star Steakhouse & Saloon, Inc. v. Adams*, 148 F. Supp. 2d 1141, 1150 (D. Kan. 2001) (balance of hardship "clearly favors" plaintiff where plaintiff subject to "irreparable injury to its reputation and shareholder trust," and "may be subject to a major change" to its Board). In contrast, Defendants are not harmed by an injunction that simply requires them to correct their own false and misleading disclosures, which would involve little expense. *See id.*; *see also Allergan*, 2014 WL 5604539, at *16 (balance of equities for plaintiff where only cost to defendants

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[9] Moreover, among others, more than 280 Masimo engineers recently threatened to leave Masimo "if Joe Kiani is replaced by Quentin Koffey and Politan Capital." Ex. 104.

was expense of making corrective disclosures). The requested relief would level the playing field for Masimo and allow stockholders to cast an informed vote.

D. A Preliminary Injunction Serves The Public Interest

Masimo satisfies the last *Winter* factor: the requested injunctive relief serves the public interest because it will lead to an informed stockholder vote. *See, e.g.*, *Allergan*, 2014 WL 5604539, at *16 ("An injunction ordering corrective disclosures is also in the public interest, as it prevents an uninformed shareholder vote."). Additionally, "effective enforcement of the federal securities laws promotes the public interest." *Taseko Mines Ltd.*, 185 F. Supp. 3d, at 94; *see also Lone Star Steakhouse & Saloon,* 148 F. Supp. 2d at 1150 (holding a preliminary injunction requiring a corrective disclosure served public interest because "the public interest always lies with the truth").

E. No Security Should Be Required For The Preliminary Injunction

Although Federal Rule of Civil Procedure 65(c) provides that a preliminary injunction requires the movant give "security in an amount that the court considers proper," FRCP 65(c), the "district court retains discretion as to the amount of security required, *if any*." *Diaz v. Brewer*, 656 F.3d 1008, 1015 (9th Cir. 2011) (quotation omitted). And it is Defendants' burden to "present[] evidence that a bond is needed." *Conn. Gen. Life Ins. v. New Images of Beverly Hills*, 321 F.3d 878, 883 (9th Cir. 2003). The bond amount may be "zero" with no evidence of damage suffered from the injunction. *Id.* at 882. There is no chance, much less likelihood, of harm to Defendants here. No security should be required.

IV. CONCLUSION

Masimo respectfully requests that the Court issue an order preliminarily enjoining Defendants from voting any proxies solicited by them in violation of Section 14(a) or Rule 14a–9 until corrective disclosures are made.

Dated: August 23, 2024

Respectfully submitted,

LATHAM & WATKINS LLP

By /s/Michele D. Johnson

Michele D. Johnson (SBN 198298)
Jordan D. Cook (SBN 293394)
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626
T: (714) 540-1235
F: (714) 755-8290
michele.johnson@lw.com
jordan.cook@lw.com

Colleen C. Smith (SBN 231216)
12670 High Bluff Drive
San Diego, California 92130
T: (858) 523-5400
F: (858) 523-5450
colleen.smith@lw.com

Matthew Rawlinson (SBN 231890)
140 Scott Drive
Menlo Park, CA 94025
T: (650) 328-4600
F: (650) 463-2600
matt.rawlinson@lw.com

Robert J. Ellison (SBN 274374)
10250 Constellation Blvd., Suite 1100
Los Angeles, CA 90071
T: (213) 485-1234
F: (213) 891-8763
robert.ellison@lw.com

Kathryn George (*Pro Hac Vice*)
330 N. Wabash Ave., Suite 2800
Chicago, IL 60611
T: (312) 876-7700
F: (312) 993-9767
katie.george@lw.com

Attorneys for Plaintiff Masimo Corporation

CERTIFICATE OF COMPLIANCE

The undersigned, counsel of record for Masimo Corporation, certifies that this brief contains 9193 words, which complies with the word limit of set by court order dated August 23, 2024 (Dkt. 117).

Dated: August 23, 2024

/s/ Michele D. Johnson

Michele D. Johnson